UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 August 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 August 2016)	Announcement Director/PDMR Shareholding (10 August 2016)
Announcement Director/PDMR Shareholding (01 August 2016)	Announcement Chapter 9 Paragraphy 9.6.1 of the Listing Rules (12 August 2016)
Announcement Annual Financial Report-Form 20F filed with SEC (09 August 2016)

Diageo PLC – Total Voting Rights
Dated 01 August 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidance and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidance and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2016 consisted of 2,754,392,054 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,465,124 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,926,930 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

J Guttridge
Company Secretarial Assistant

1 August 2016

Diageo PLC – Director/PDMR Shareholding
Dated 01 August 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. A MANZ 2. S MORIARTY
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction
1.a) EXERCISED OPTIONS OVER ORDINARY SHARES AND  SUBSEQUENTLY SOLD ALL THE RESULTING ORDINARY SHARES*
b) SALE OF ORDINARY SHARES*
*Note A Manz will be leaving the Company on 30 September 2016
2.a) EXERCISED OPTIONS OVER ORDINARY SHARES AND SUBSEQUENTLY SOLD 44,482 OF THE RESULTING SHARES AND RETAINING THE REMAINING BALANCE OF 449.
b) SALE OF ORDINARY SHARES

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. a) & b) £21.85	54,627
		2. a) £21.81 2. b) £21.86	44,482 1,973
d)	Aggregated information	N/A
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Annual Financial Report-Form 20F filed with SEC
Dated 09 August 2016

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2016 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the strategic report, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2016, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2016 Annual General Meeting, will be sent to shareholders on 12 August 2016.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

V Cooper
Assistant Company Secretary
9 August 2016

Diageo PLC – Director/PDMR Shareholding
Dated 10 August 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. FB HUMER
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction	1,2 & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4. PURCHASE UNDER ARRANGEMENT WITH COMPANY
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. 1. £21.64	7
		2. 2. £21.64	9
		3. 3. £21.64	7
		4. 4. £21.64	383
d)	Aggregated information	N/A
e)	Date of the transaction	10 AUGUST 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Chapter 9 Paragraphy 9.6.1 of the Listing Rules
Dated 12 August 2016

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES
Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2016 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM, together with the following documents:

●      Notice of 2016 Annual General Meeting; and
●      Form of Proxy/Letter of Direction.
Shareholder documents are available on the Company's website, at www.diageo.com.  Shareholders may request a hard copy of Diageo's 2016 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.
V Cooper
Assistant Company Secretary
12 August 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 September 2016	By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary